Exhibit 99.4

Club Med Expands NICE CXone including Smart AI-Based Routing Across its
Global Workforce to Improve Operational Efficiencies

NICE CXone’s comprehensive portfolio creates enhanced customer experiences for Club Med at scale

Hoboken, N.J., November 14, 2023 – NICE (Nasdaq: NICE) today announced that Club Med, a worldwide leader in premium all-inclusive vacations, has successfully expanded its deployment of NICE CXone into its global operations, providing advanced remote work capabilities for agents and real-time statistics to improve operational efficiencies worldwide. This global expansion follows success in Europe with agents becoming more dynamic, developing their proficiency, improving answer rates, and overall satisfaction.

Headquartered in France with a workforce spread across 40 commercial markets, Club Med first replaced its incumbent solution in Europe to improve call routing capabilities and provide more visibility into its overall operations. CXone was chosen due to its ability to seamlessly integrate with Club Med’s existing technologies and provide the company with one, unified platform to focus on the quality of the interactions and identify training opportunities for agents.

Following the deployment of NICE CXone in Europe, Club Med saw an improvement in their agent’s performance by having the customer’s information readily available to personalize every interaction and will implement smart AI-based routing to ensure customers are helped by the most appropriate agent. CXone is helping Club Med globally and includes advanced Quality Management for supervisors to evaluate agent interactions and identify coaching opportunities, empowering Club Med’s agents to deliver the expected high-level customer experience.

Building on this success, Club Med expanded the use of CXone into the Americas and added further value with the addition of CXone Workforce Management, and CXone Interaction Analytics. This will give Club Med insights into customer behavior and intent to deliver the best opportunity for improvement across voice channels and enhance operational efficiency with improved forecast accuracy.

Caroline Launois-Beaurain, VP Digital Sales Product & Experience, Club Med, said, “NICE’s real-time view into operations presented us the opportunity to see exactly how our agents handle customer interactions and what changes we needed to make. This afforded us the chance to see where we can improve our agent’s skillset by equipping our managers to better train and support them. By first testing NICE’s capabilities in EMEA and finding great success, we expanded utilization into the Americas and Asia, continuing to improve agent and client experiences.”

“We are pleased by the global success that Club Med found with NICE CXone,” said Darren Rushworth, President, NICE International. “As businesses continue to transform to meet new digital expectations, unified platforms that not only enable digital experiences globally but also drive results in operational efficiency will become ever-more important. The flexibility and adaptability of CXone enable practical and tangible operational improvements globally that also improve the overall customer journey. CXone is poised to assist Club Med in their future endeavors to provide an enhanced customer experience.”

About Club Med
Founded in 1950 by Gérard Blitz, later joined by Gilbert Trigano, Club Med pioneered the all-inclusive vacation club concept, and was the first to incorporate childcare, with the creation of the Mini Club in 1967. Present in 40 countries, and with 67 Premium and Exclusive Collection Resorts, Club Med offers a carefree vacation experience in stunning locations around the world. Thanks to the support of its shareholder Fosun Tourism Group and the success of its repositioning strategy, today, Club Med is the world leader in high-end, experience-oriented all-inclusive vacations for families and couples alike. Club Med employs nearly 25,000 Gentil Organizers (GOs) and Gentil Employees (GEs), representing 110 nationalities. www.clubmed.us/

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Rushworth, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.